Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated January 28, 2011

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-8 of product supplement SUN-1. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.20	$
Proceeds, before expenses, to Bank of America Corporation	$9.80	$

(1)

The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.80 per unit and $0.00 per unit, respectively.

* Depending on the date the notes are priced for initial sale to the public (the “pricing date”), which may be in February or March 2011, the settlement date may occur in February or March 2011, and the maturity date may occur in February or March 2013. Any reference in this term sheet to the month in which the pricing date, the settlement date, or the maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.
February , 2011

Units

Market-Linked Step Up Notes

Linked to the DAX® Price Return Index,

due February , 2013

$10 principal amount per unit

Term Sheet No.

Expected Pricing Date*

Settlement Date*

Maturity Date*

CUSIP No.

February , 2011

March , 2011

February , 2013

Market-Linked Step Up Notes

Step Up Payment of 13% to 19% over the Original Offering Price at maturity if the level of the DAX® Price Return Index (the “Index”) is unchanged or increases from the Starting Value, but does not increase above the Step Up Value

100% participation in any increase in the level of the Index if it increases above the Step Up Value of 113% to 119% of the Starting Value

1-to-1 downside exposure to decreases in the level of the Index, with no downside limit

A maturity of approximately two years

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Market Downside Protection

Enhanced Income

Market Access

Enhanced Return

Enhanced Return

Summary

The Market-Linked Step Up Notes Linked to the DAX® Price Return Index, due February     , 2013 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes provide investors with a Step Up Payment if the level of the DAX® Price Return Index (the “Index”) is unchanged or increases from the Starting Value, determined on the pricing date, to the Ending Value, determined on a calculation day shortly before the maturity date, but does not increase above the Step Up Value. If the level of the Index increases from the Starting Value to an Ending Value that is above the Step Up Value, investors will participate on a 1-for-1 basis in the increase above the Starting Value. Investors should be of the view that the level of the Index will increase over the term of the notes. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that will be less, and potentially significantly less, than the Original Offering Price if the Ending Value is less than the Starting Value.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately two years
Market Measure:	DAX® Price Return Index (Bloomberg symbol: “DAXK”)
Starting Value:

The closing level of the Index on the pricing date. The Starting Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes.

Ending Value:

The closing level of the Index on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-20 of product supplement SUN-1.

Step Up Value:

The Step Up Value will be between 113% and 119% of the Starting Value. The Step Up Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes.

Step Up Payment:

The Step Up Payment will be between $1.30 and $1.90 per unit at maturity (representing a return of between 13% and 19% over the Original Offering Price). The actual Step Up Payment will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes.

Threshold Value:	100% of the Starting Value. Accordingly, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.
Calculation Day:

The fifth scheduled Market Measure Business Day immediately prior to the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes.

Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the Notes

On the maturity date, you will receive a cash payment per unit of the notes (the “Redemption Amount”) calculated as follows:

Market-Linked Step Up Notes	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the notes at maturity, based on the hypothetical Step Up Payment of $1.60 (the midpoint of the Step Up Payment range of $1.30 to $1.90), the hypothetical Step Up Value of 116% of the Starting Value (the midpoint of the Step Up Value range of 113% to 119%), and the Threshold Value of 100% of the Starting Value. The green line reflects the hypothetical returns on the notes while the grey dotted line reflects the hypothetical returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value and Threshold Value, Step Up Payment, Step Up Value, Ending Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of hypothetical Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon a hypothetical Starting Value and Threshold Value of 4,118.25 (the closing level of the Index on January 20, 2011), a hypothetical Step Up Payment of $1.60 (the midpoint of the Step Up Payment range of $1.30 to $1.90), and a hypothetical Step Up Value of 116% of the Starting Value (the midpoint of the Step Up Value range of 113% to 119%):

Example 1 — The hypothetical Ending Value is 80% of the hypothetical Starting Value and Threshold Value:

Hypothetical Starting Value:	4,118.25
Hypothetical Threshold Value:	4,118.25
Hypothetical Ending Value:	3,294.60

Hypothetical Redemption Amount (per unit) =	$10 –	[	$10 ×	(4,118.25 – 3,294.60)	]	= $8.00
4,118.25

Example 2 — The hypothetical Ending Value is 115% of the hypothetical Starting Value but is less than the hypothetical Step Up Value:

Hypothetical Starting Value:	4,118.25
Hypothetical Step Up Value:	4,777.17
Hypothetical Ending Value:	4,735.99

Hypothetical Redemption Amount (per unit) = $10.00 + $1.60 = $11.60

In this case, because the hypothetical Ending Value is greater than or equal to the hypothetical Starting Value but less than or equal to the hypothetical Step Up Value, the hypothetical Redemption Amount (per unit) will equal $11.60, which is the sum of the Original Offering Price and the hypothetical Step Up Payment of $1.60.

Example 3 — The hypothetical Ending Value is 150% of the hypothetical Starting Value and is greater than the hypothetical Step Up Value:

Hypothetical Starting Value:	4,118.25
Hypothetical Step Up Value:	4,777.17
Hypothetical Ending Value:	6,177.38

Hypothetical Redemption Amount (per unit) =	$10 +	[	$10 ×	(6,177.38 – 4,118.25)	]	= $15.00
4,118.25

Market-Linked Step Up Notes	TS-3

The following table illustrates, for the hypothetical Starting Value and Threshold Value of 4,118.25 (the closing level of the Index on January 20, 2011) and a range of hypothetical Ending Values:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the notes (rounded to two decimal places); and
▪	the hypothetical total rate of return to holders of the notes.

The table below is based on a hypothetical Step Up Payment of $1.60 (the midpoint of the Step Up Payment range of $1.30 to $1.90) and a hypothetical Step Up Value of 116% of the Starting Value (the midpoint of the Step Up Value range of 113% to 119%).

Hypothetical Ending Value (1)	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
2,059.13	-50.00%	$5.00	-50.00%
2,470.95	-40.00%	$6.00	-40.00%
2,882.78	-30.00%	$7.00	-30.00%
3,294.60	-20.00%	$8.00	-20.00%
3,706.43	-10.00%	$9.00	-10.00%
3,912.34	-5.00%	$9.50	-5.00%
4,035.89	-2.00%	$9.80	-2.00%
4,118.25 (2)	0.00%	$11.60 (3)	16.00%
4,200.62	2.00%	$11.60	16.00%
4,324.16	5.00%	$11.60	16.00%
4,530.08	10.00%	$11.60	16.00%
4,777.17 (4)	16.00%	$11.60	16.00%
4,941.90	20.00%	$12.00	20.00%
5,353.73	30.00%	$13.00	30.00%
5,765.55	40.00%	$14.00	40.00%
6,177.38	50.00%	$15.00	50.00%

(1)	The Index is a price return index. Accordingly, the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly.

(2)	This is the hypothetical Starting Value and Threshold Value, which is the closing level of the Index on January 20, 2011. The actual Starting Value and Threshold Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes.

(3)	This amount represents the sum of the Original Offering Price and the hypothetical Step Up Payment. The actual Step Up Payment will be determined on the pricing date and will be between $1.30 and $1.90.

(4)	This is the hypothetical Step Up Value. The actual Step Up Value will be determined on the pricing date and will be between 113% and 119% of the Starting Value.

The above figures are for purposes of illustration only. The actual Redemption Amount and the resulting total rate of return will depend on the actual Starting Value and Threshold Value, Ending Value, Step Up Value, Step Up Payment, and the term of your investment.

Market-Linked Step Up Notes	TS-4

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-8 of product supplement SUN-1 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪	Deutsche Börse AG (“DBAG”) may adjust the Index in a way that affects its level, and DBAG has no obligation to consider your interests.

▪

You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪

While we or our affiliates may from time to time own shares of companies included in the Index, we do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

▪	Your return on the notes may be affected by factors affecting the international securities markets.

▪	Exchange rate movements may impact the value of the notes.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Purchases and sales by us and our affiliates of shares of companies included in the Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	Our business activities relating to the companies represented by the Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-31 of product supplement SUN-1.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth on pages S-6 and S-21 of product supplement SUN-1.

A “Market Measure Business Day” for the Index means a day on which:

(A)	the Frankfurt Stock Exchange or any successor thereto is open for trading; and

(B)	the Index or any successor thereto is calculated and published.

Market-Linked Step Up Notes	TS-5

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the level of the Index will increase from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases from the Starting Value.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payment on which depends on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value.

▪	You seek principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Provisions

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of FINRA Rule 5121. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Market-Linked Step Up Notes	TS-6

The Index

DAX® is a registered trademark of DBAG. The notes are neither sponsored nor promoted, distributed, or in any other manner supported by DBAG. Neither the publication of the Index by DBAG nor the granting of a license regarding DBAG or the Index trademark for the utilization in connection with the notes represents a recommendation by DBAG for a capital investment or contains in any manner a warranty or opinion by DBAG with respect to the attractiveness on an investment in the notes.

Index Composition and Maintenance

The Index is calculated, published, and disseminated by DBAG. The Index measures the composite price performance of selected German stocks. The Index uses only freely available and tradable (“free-float”) shares in the index calculation, which excludes shares held by 5% shareholders and certain other shares that may be limited in their liquidity. As of the date of this term sheet, the Index is composed of stocks representing the 30 largest companies admitted on the FWB® Frankfurt Stock Exchange (the “FWB”). The Index has a base level of 1,000 as of December 30, 1987.

The Index is the price return version of DBAG’s DAX® Index. The DAX® Index is a performance index in which all income from dividend and bonus payments of the component stocks are deemed to be reinvested in the index portfolio. Because the Index only measures changes in the prices of the component stocks, the level of the Index does not reflect dividend and bonus payments declared by the applicable issuers.

To be included or to remain in the Index, companies must:

•	be listed in the “prime standard” segment of the FWB;

•	be traded continuously on FWB’s electronic trading system, Xetra®; and

•	have a free float of at least 10% of the outstanding shares.

Moreover, the companies included in the Index must have their registered office or operational headquarters in Germany. A company’s operating headquarters is defined as the location of management or company administration, in part or in full. Alternatively, a company must have the major share of its stock exchange turnover on the FWB and its juristic headquarters in the European Union or in an European Free Trade Association state.

If a company has its operating headquarters in Germany, but not its registered office, this must be publicly identified by the company. The primary trading turnover requirement is met if at least 33% of aggregate turnover for each of the last three months took place on the FWB, including Xetra®.

With the respective prerequisites being satisfied, component stocks are selected for the Index according to the following criteria:

•	order book turnover on Xetra® and in the FWB’s floor trading (within the preceding 12 months); and

•	free-float market capitalization as at a certain reporting date (last trading day of each month).

Taking all these criteria into account, DBAG’s working committee for equity indices submits proposals to the management board of DBAG to leave the current index composition unchanged, or to effect changes, as applicable. The composition of the Index is reviewed in September of each year. The final decision as to whether or not to replace an index component is taken by the management board of DBAG. In the case of the Index, such decisions are directly reflected by the respective rankings. Any replacements are publicly announced by DBAG.

An underlying stock may be deleted or added by DBAG, which performs regular modifications to the index composition based upon weighting, share capital and number of shares in a company’s free float, every three months.

Calculation of the Index

The Index is weighted by market capitalization; however, only free-float shares are taken into account. The level of the Index is based on share prices reported in the Xetra® system. The level of the Index is calculated according to the Laspeyres formula, which measures the aggregate price changes in the component stocks against the initial December 30, 1987 level of 1,000.

The weight of any single company in the Index is limited to 10% of the Index capitalization, adjusted on a quarterly basis.

Market-Linked Step Up Notes	TS-7

The following graph sets forth the monthly historical performance of the Index in the period from January 2006 through December 2010. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes. On January 20, 2011, the closing level of the Index was 4,118.25.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

The notes are neither sponsored nor promoted, distributed, or in any other manner supported by DBAG. DBAG does not give any explicit or implicit warranty or representation, neither regarding the results deriving from the use of the Index or of any DAX trademark nor regarding the level of the Index at any point in time or on a certain date nor in any other respect. The Index is calculated and published by DBAG. Nevertheless, as far as admissible under statutory law, DBAG will not be liable vis-à-vis third parties for potential errors in the Index. Moreover, there is no obligation for DBAG vis-à-vis third parties, including investors, to point out potential errors in the DBAG.

Neither the publication of the Index by the DBAG nor the granting of a license regarding the Index as well as the Index trademark for the utilization in connection with the notes, which are linked to the Index, represents a recommendation by DBAG for a capital investment or contains in any manner a warranty or opinion by DBAG with respect to the attractiveness of an investment in the notes.

In its capacity as sole owner of all rights to the Index and the Index trademark, DBAG has solely licensed to us and to our affiliates the utilization of the Index and the Index trademark as well as any reference to the Index and the Index trademark in connection with the notes.

Market-Linked Step Up Notes	TS-8

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as single financial contracts linked to the Index that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity an amount in cash linked to the performance of the Index.

•

Under this characterization and tax treatment of the notes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-31 of product supplement SUN-1, which you should carefully review prior to investing in the notes.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as single financial contracts linked to the Index that requires the investor to pay us at inception an amount equal to the purchase price of the notes and that entitles the investor to receive at maturity an amount in cash linked to the performance of the Index. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute single financial contracts linked to the Index for U.S. federal income tax purposes. If the notes do not constitute single financial contracts, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement SUN-1. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Settlement at Maturity or Sale or Exchange Prior to Maturity. Assuming that the notes are properly characterized and treated as single financial contracts linked to the Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. Holder (as defined on page S-32 in product supplement SUN-1) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations.

Additional Medicare Tax on Unearned Income. With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates, and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment

Market-Linked Step Up Notes	TS-9

income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-31 of product supplement SUN-1.

Market-Linked Step Up Notes	TS-10

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement SUN-1 dated September 22, 2009:

http://sec.gov/Archives/edgar/data/70858/000119312509195916/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements, and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection: Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Enhanced Income: These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access: Market Access notes may offer exposure to certain market sectors, asset classes, and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

Enhanced Return: These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Market-Linked Step Up Notes	TS-11